599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

February 27, 2018
thomas.majewski@shearman.com
 (212) 848‑7182

Anu Dubey
Senior Counsel
 U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
 Washington, DC 20549

Miller/Howard Funds Trust (the “Trust”)
 File Nos. 333-207738 and 811‑23111

Dear Ms. Dubey:

The purpose of this letter is to respond to the comments you provided on January 23, 2018 (and subsequent follow-up discussions), regarding the Trust’s Post-Effective Amendment (“PEA”) No. 6 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following series to the Trust: Miller/Howard Infrastructure (the “Infrastructure Fund”).  PEA No. 6 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on December 14, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.  The section and page references that we refer to in the Trust’s responses are references to the filed version of the PEA.

Unless otherwise defined in this letter, capitalized terms have the meanings given in the Registration Statement.

General Comments

1.	Revise the EDGAR Class IDs for each series of the Trust so that the Class IDs exactly match how the class is identified in the Prospectus.

The Trust responds by changing the name associated with Class IDs C000164978, C000164980, and C000198836 to “Adviser Share Class.”

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February 27, 2018

Prospectus Comments

2.
If acquired fund fees and expenses for any of the Miller/Howard Income-Equity Fund (the “Income-Equity Fund”), the Miller/Howard Drill Bit to Burner Tip Fund (the “DBBT Fund”) or the Infrastructure Fund will exceed one basis point of the average net assets of the Fund, the Staff requested that the Trust disclose such on a separate line item in the fees and expenses table.

The Trust responds that it does not anticipate acquired fund fees and expenses for any fund to exceed one basis point. Accordingly, consistent with instruction 3(f)(i) of Form N-1A the acquired fund fees and expenses are included in the “Other Expenses” line item.

3.
Pages 1, 7 and 14 of the Prospectus include the following sentence beneath the footnotes to the fees and expenses table “This agreement will continue in effect until February 28, 2019, and may be terminated or modified prior to February 28, 2019 only with the approval of the Board of Trustees of the Trust.” The Staff requested that the bolding being removed for that sentence and included in the footnotes discussing each Fund’s expense limitation agreement.

 The Trust responds by making the requested change.

4.
The principal investment strategies for the Income-Equity Fund include the following disclosure on page 2 of the Prospectus: “Distribution paying equity securities include securities making returns of capital distributions, including master limited partnerships (“MLPs”) and real estate investment trusts (“REITs”) whose distributions, in part, may be deemed return of capital under current tax law provisions.” Please amend the principal risks disclosure for the Income-Equity Fund to disclose the tax consequences of a return to capital for MLPs and REITs. If the DBBT Fund or Infrastructure Fund invests in MLPs or REITs as a principal investment strategy, please amend the risk disclosure for those Funds as well.

The Trust responds by making the requested change.

5.
The Staff noted that pages 2, 8 and 16 under “Principal Investment Strategies” include the following disclosure for each Fund: “Equity securities held by the [Fund] may include common stocks, preferred shares, securities or other instruments whose price is linked to the value of common stock…” The Staff remarked that if “other instruments” include derivatives, to please confirm in the response letter that for the purposes of the 80% policy, derivatives are counted based on market value rather than notional value.

The Trust responds that for purposes of the 80% policy, derivatives are counted based on market value rather than notional value.

6.
The Staff noted that pages 2, 8 and 16 under “Principal Investment Strategies” include the following disclosure for each Fund: “In the event that the Fund invests in an ETN linked to a Miller/Howard Strategic Indexes, LLC index, the Adviser will waive the investment advisory fee payable by the Fund in an amount equal to any licensing fee it receives with respect to the affiliated ETN.” The Staff requested that the Trust remove this disclosure from the summary prospectus for each Fund as it is not permitted by General Instruction C.3(a) or (b).

February 27, 2018

 The Trust responds by deleting the noted disclosure on pages 2, 8 and 16. In addition, the Trust will revise the second paragraph under “Principal Investment Strategies of the Funds” on page 22 of the Prospectus:

Equity Securities:  Equity securities held by a Fund may include common stocks, preferred shares, shares of other investment companies and securities or other instruments whose price is linked to the value of common stock, depository receipts, and securities of MLPs. The Funds’ investments in other investment companies may include ETFs and ETNs, including ETNs linked to indexes created by the Adviser’s subsidiary, Miller/Howard Strategic Indexes, LLC. In the event that the fund invests in an ETN linked to a Miller/Howard Strategic Indexes, LLC index, the Adviser will waive the investment advisory fee payable by the Fund in an amount equal to any licensing fee it receives with respect to the affiliated ETN.

7.
The first paragraph of the “Principal Investment Strategies” section for the Income-Equity Fund includes the following sentence in two places “The Income-Equity Fund may invest in securities of companies with any market capitalization.” The Staff requested that the Trust delete the duplicative sentence.

The Trust responds by making the requested change.

8.
The “Principal Risks” for the Income-Equity and Infrastructure Funds, on pages 4 and 18 include a risk factor pertaining to “Information Technology Companies Risk.” Please add disclosure relating to investments in information technology companies to each Fund’s principal investment strategies as any principal risk should correspond to the principal investment strategy disclosure.

The Trust responds by deleting the “Information Technology Companies Risk” disclosure as the Fund does not intend to invest in information technology companies as a principal investment strategy.

9.
The Staff noted that the average annual total returns table for the DBBT Fund on page 12 of the Prospectus compares the Fund’s performance to the S&P Composite 1500 Energy Total Return Index. While the S&P Composite 1500 Energy Total Return Index may be used as a secondary index in the Prospectus, the Staff does not consider this to be an appropriate broad-based securities index as required by Item 4(b)(2)(iii) of Form N-1A. Please add an appropriate broad-based securities index to the average annual total returns table. Please also confirm that the name of the sector-specific index as disclosed in the Prospectus is correct.  The Staff also requested that the broad-based securities index be displayed first in the associated table.

The Trust responds by adding the S&P 500 Index to the annual average total returns table on page 12 of the Prospectus and using the S&P 1500 Energy Index as a secondary index. The S&P 500 index will be displayed first.

10.
The Infrastructure Fund’s principal investment strategies include disclosure that “the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in exchange listed infrastructure companies including water, gas, and electric utilities, waste, communication and telecom, internet, energy infrastructure, transportation and logistics, and renewable energy.”  Please provide additional color on what companies qualify as infrastructure companies and why.

February 27, 2018

The Trust respectfully declines to add additional disclosure. The Infrastructure Fund’s principal investment strategies currently identify the industries a company would need to operate in to be considered an “infrastructure company.” Furthermore, the Infrastructure Fund’s principal investment strategies impose a minimum revenue or asset test with respect to operations in those industries that a company must satisfy in order to be considered an “infrastructure company.” The Trust believe its definition of “infrastructure company” is a reasonable definition under Rule 35d-1 and that the existing disclosure provides sufficient clarity on the types of companies that could satisfy the definition of “infrastructure company.”

Additionally, the Trust notes that currently effective series of other registrants define “infrastructure company” in a manner substantially similar to how the Trust proposes to define an “infrastructure company” with respect to the Infrastructure Fund. Requiring a more restrictive definition of “infrastructure company” from the Trust would result in disparate treatment of the Infrastructure Fund as compared to similar registered investment companies that currently operate under a definition that is more flexible or permissive.

11.
The second paragraph under “Principal Investment Strategies” on page 15 indicates that the Infrastructure Fund “may invest up to 50% of its net assets in non-exposure U.S. companies, which may include investments in emerging markets companies.” Please revise the disclosure to further explain what is meant by “non-exposure U.S. Companies.” The Staff requests that if “non-exposure U.S. Companies” has the same meaning as “non-U.S. Companies” that the Trust use “non-U.S. Companies in the prospectus.

The Trust responds by deleting all references to “non-exposure U.S. Companies” and replacing them with “non-U.S. Companies.”

12.
The table under “Principal Investment Strategies” on page 15 indicates that the infrastructure companies in which the Infrastructure Fund may invest generally fall into one of five  categories, including “Enablers” which are defined as “The companies that provide the products, the innovation and the physical work (picks and shovels) across the infrastructure opportunity set.” Please revise the disclosure to provide additional clarity on the types of companies that are included in the “infrastructure opportunity set.”

The Trust responds by amending the table under “Principal Investment Strategies” on page 15 of the Prospectus as follows:

~~Companies will generally~~ The Fund’s investments will generally be in companies that fall into one of the five categories below. Companies that fall into the “Enablers” category will generally not be infrastructure companies for purposes of the 80% test.

February 27, 2018

Category	Utilities	Global Communications	Energy Infrastructure	Transportation and Logistics	Enablers
Description	Gas, Electric, and Water Utilities	Telecom providers, mobile towers (builders, operators)	Oil and gas pipelines, storage and transportation, renewable energy	Warehouses, distribution terminals, rail, freight operations, trucking
The companies that provide the products, the innovation and the physical work (picks and shovels) across the infrastructure opportunity set. The opportunity set is defined as any company that falls into any of the five categories.

13.
On page 16 of the Prospectus, under “Principal Investment Strategies” there is disclosure that the Infrastructure Fund may invest up to 25% of its net assets in securities of MLPs and disclosure that the Fund may invest up to 25% of its total assets in MLPs. Please reconcile.

The Trust responds by revising the last sentence of the first paragraph under “Principal Investment Strategies” on page 16 as follows:

“Infrastructure companies also include companies organized as master limited partnerships (“MLPs”) and their affiliates, and the Fund may invest up to 25% of its net ~~total~~ assets in these energy-related MLPs and their affiliates.”

14.
The “Principal Risks” of the Infrastructure Fund include a “Dividend Income Risk” factor on page 17 but there is no corresponding disclosure in the “Principal Investment Strategies” section relating to investments in dividend paying securities. Please either add disclosure to the “Principal Investment Strategies” section relating to investments in dividend paying securities or delete the risk factor.

The Trust responds by revising the second paragraph under “Principal Investment Strategies” on page 15 of the Prospectus as follows:

“The Fund’s investments will emphasize the entire supply chain of basic essential service companies, including electricity, gas, water, waste, telecommunication, data, and transportation, but all aspects of infrastructure will be considered including enabling technologies, basic materials, and engineering and construction. The Fund may invest up to 50% of its net assets in non-U.S. companies, which may include investments in emerging markets companies.  The Fund integrates rigorous, fundamental financial analysis with environmental, social and governance ("ESG") analysis.  The Adviser employs a multi-faceted strategy that includes screening, direct engagement with companies, and proxy voting. The Fund will generally seek to invest in securities of issuers that the Adviser considers to be financially strong with reliable earnings, high dividend or distribution yields and rising dividend growth.”

15.
The Staff noted that each Fund’s principal investment strategies include disclosure relating to investments in other investment companies, ETFs and ETNs. The Staff further noted that there is disclosure under “Non-Principal Investment Strategies” on page 24 of the Prospectus pertaining to investments in other investment companies. The Staff asked for either further clarification regarding whether investments in other investment companies a principal or non-principal investment strategy for the Funds, or to revise the disclosure.

February 27, 2018

The Trust responds by deleting the disclosure pertaining to investments in other investment companies as a non-principal investment strategy on page 24 of the Prospectus.

16.
The “Small Cap Securities Risk” disclosure on page 26 of the Prospectus, under “Principal Risks of Investing in the Funds” includes language relating to investments in medium capitalization companies. Please revise the heading of the risk factor so that it refers to medium capitalization companies.

The Trust responds by changing the heading of the risk factor from “Small Cap Securities Risk” to “Small and Medium Capitalization Securities Risk.”

17.
The Staff noted that the heading for the “Active Management Risk” indicates the risk factor is applicable all of the Funds but the description references only the Income-Equity Fund. Please revise if the risk factor is applicable to each Fund.

The Trust responds by modifying the risk factor as follows:

“Active Management Risk (All Funds):  The Funds ~~Income‑Equity Fund is an~~ are actively managed portfolios and ~~its~~ their success depends upon the investment skills and analytical abilities of the ~~Income‑Equity Fund’s~~ Funds’ Adviser to develop and effectively implement strategies that achieve ~~the Income‑Equity~~ each Fund’s investment objective.  Subjective decisions made by the Adviser may cause the Funds to incur losses or to miss profit opportunities on which it may otherwise have capitalized.

18.
The Staff noted that on page 28 there is a “Health Care Companies Risk” factor applicable to the Income-Equity Fund and “Information Technology Companies Risk” and “Financial Services Companies Risk” factors applicable to each Fund yet there is no corresponding disclosure relating to those risk factors in the Funds’ principal investment strategies. The Staff asked to either revise the principal investment strategies to add the applicable disclosure or delete the risk factors.

The Trust responds by deleting the “Health Care Companies Risk,” “Information Technology Companies Risk” and “Financial Services Companies Risk” disclosure from page 28 of the Prospectus and adding those risk disclosures under “Other Risks of Investing in the Funds” on page 30 of the Prospectus.

19.
The Staff noted that the statutory prospectus disclosure pertaining to “Shale Sourced Energy Supplies Risk” indicates the risk is applicable to both the DBBT Fund and the Infrastructure Fund but the risk factor is not included in the Infrastructure Fund summary prospectus. The Staff requested the risk factor be added to the Infrastructure Fund summary prospectus.

The Trust responds by adding the “Shale Sourced Energy Supplies Risk” factor to the Infrastructure Fund summary prospectus.

February 27, 2018

20.
The prospectus includes disclosure pertaining to “Covered Calls, Puts and Other Option Transactions” on page 31 of the Prospectus under “Other Risks of Investing in the Funds.” The Staff noted that there is no reference to writing options in the Funds’ strategy disclosures. Please add such disclosure so that the Funds may invest in those types of strategies.

The Trust responds that the Funds do not write options as a principal investment strategy and that the prospectus currently includes the following disclosure on page 23 under “Non-Principal Investment Strategies”:

“A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period at a specified price.  A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period at a specified price.  Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over‑the‑counter.  The Funds may strategically sell put and call options.”

Accordingly, the Trust respectfully declines to add additional disclosure.

21.
The Staff asked the Trust to revise the disclosure pertaining to the portfolio managers on page 34 of the Prospectus to indicate whether the Infrastructure Fund has a primary portfolio manager or if the team is jointly and primarily responsible for the day management of the Fund’s portfolio. For the DBBT Fund, if applicable, indicate that the primary portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds.

The Trust responds that the Funds no longer have primary portfolio managers. Accordingly, the Trust will remove all references to “primary” portfolio managers in the Prospectus and will modify the disclosure on page 34 as follows:

“Below is information about the investment team for each Fund.  The investment team is jointly and primarily responsible for the day-to-day management of the Funds. ~~Mr. Lowell Miller is the Income-Equity Fund’s primary portfolio manager.  Mr. Lowell Miller and Mr. Michael Roomberg are the Drill Bit to Burner Tip® Fund’s primary portfolio managers.~~ […] is the Infrastructure Fund’s primary portfolio manager~~.  However, the entire team participates in relevant investment research and portfolio decisions.~~”

22.
On page 35, under “Similarly Managed Account Performance” the Prospectus states “The table below provides the performance of a composite of all client accounts managed by the Adviser on a fully discretionary basis with substantially similar objectives, policies and investment strategies employed by the Adviser to manage the Infrastructure Fund (the “Infrastructure Composite”).” If there are any pooled investment vehicles managed by the Adviser with substantially similar investment strategies to the Infrastructure Fund, please disclose in the Prospectus.

The Trust responds by revising the first paragraph under “Similarly Managed Account Performance” on page 35 of the Prospectus as follows:

“As of the date of this Prospectus, the Infrastructure Fund has no performance history.  The table below provides the performance of a composite of all client accounts managed by the Adviser on a fully discretionary basis with substantially similar objectives, policies and investment strategies employed by the Adviser to manage the Infrastructure Fund (the “Infrastructure Composite”).  The Infrastructure Composite includes one pooled investment vehicle. The client accounts which comprise the Infrastructure Composite do not invest in ETNs; however, they invest in the types of securities which make up the underlying strategy tracked by the ETNs the Infrastructure Fund invests in.  The difference in investing in securities tracked by ETNs is immaterial and would not have a material effect on the disclosed performance and does not alter the statement that the Fund and the account are substantially similar. The accounts comprising the Infrastructure Composite are managed by the portfolio managers to the Infrastructure Fund.”

February 27, 2018

23.
Please confirm supplementally that the Adviser has the records to support the composite performance calculations included under “Similarly Managed Account Performance” in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended, and that the Funds have access to those records.

The Trust responds by confirming supplementally that the Adviser maintains the required performance calculation records and that the Funds have access to those records.

24.
On page 35, under “Similarly Managed Account Performance” the Prospectus states “The client accounts which comprise the Infrastructure Composite do not invest in ETNs; however, they invest in the types of securities which make up the underlying strategy tracked by the ETNs the Infrastructure Fund invests in.” Please add disclosure that “the difference in investing in securities tracked by ETNs is immaterial and would not have a material effect on the disclosed performance and does not alter the statement that the Fund and the account are substantially similar.”

The Trust responds by adding the requested language.

25.	The Staff requests clarification of whether all of the portfolio managers to the Infrastructure Fund are involved in managing the accounts included in the Infrastructure Composite.

The Trust responds by revising the last sentence of the first paragraph under “Similarly Managed Account Performance as follows:

“The accounts comprising the Infrastructure Composite are managed by the same team of portfolio managers that manages ~~to~~ the Infrastructure Fund.”

26.
The third paragraph under “Similarly Managed Account Performance” includes disclosure that “All net of fee returns reflect the deduction of investment advisory fees.  Custodial fees, if any, were not included in the calculations.” Please disclose that the net of fee returns are net of all actual fees and expenses of the account.

The Trust responds by revising the noted disclosure as follows, which the Trust believes to be consistent with existing SEC no-action guidance on disclosure of net of fee composite returns:

February 27, 2018

“Gross-of-fees returns are presented before management and custodial fees, but after all trading expenses.  ~~All net of fee returns reflect the deduction of investment advisory fees~~. Net-of-fees returns reflect the deduction of the highest applicable annual management fee of 1%, applied monthly, net of all actual expenses, except for custodial fees.  Custodial fees, if any, were not included in the calculations.”

27.
In addition to, or in lieu of, the sector specific Morningstar Global Equity Infrastructure Index, please compare the Infrastructure Composite performance to a broad-based securities index as required by Item 4 of Form N-1A and footnote 6 of the Nicholas-Applegate no-action letter. Please also refrain from including any back-tested returns of the index.

The Trust responds by adding a broad-based securities index and showing the returns of the Morningstar Global Equity Infrastructure Index only since the inception of the index.

28.
Page 38 of the Prospectus includes disclosure that “Fund minimums may also be waived if an account builder is set up on the account.” Please add additional disclosure to clarify what an “account builder” is.

The Trust responds by revising the disclosure as follows:

“Fund minimums may also be waived if a shareholder participates in an automatic investment plan ~~an account builder is set up on the account~~.

29.
Page 46 of the Prospectus, under “Incidental Costs,” states “you may be charged a $15 annual account maintenance fee for each retirement account.” Please include the maintenance fee in the fees and expenses table for each Fund as required by instruction 2(d) to Item 3 of Form N-1A.

The Trust responds by adding a line item to the fees and expenses table for each Fund under “Shareholder Fees” for the $15 annual account maintenance fee applicable to retirement accounts.

30.
Please consider adding additional disclosure under “Redemptions in Kind” on page 46 of the Prospectus, such as whether the redemptions would be pro-rata slices of portfolio assets, individual securities or representative baskets.

The Trust respectfully declines to add additional disclosure.

31.
Page 47 of the Prospectus, under “Class I Shares and Adviser Share Class Redemption Fee” includes disclosure with respect to redemption fees charged by intermediaries that “the intermediaries’ methods for tracking and calculating the fee may differ in some respects from the Funds.” Please explain how an intermediary charging a redemption fee that is calculated differently from the Funds’ method is consistent with the requirement that the Board approve the amount of a redemption fee and Rule 22c-2(a)(1)(i) under the 1940 Act. Please also confirm that the maximum redemption fee that may be charged to a shareholder is included in each Fund’s fees and expenses table.

The Trust responds by noting the removal of the redemption fee and related disclosures from the registration statement.

February 27, 2018

32.
Page 47 of the Prospectus, under “Class I Shares and Adviser Share Class Redemption Fee” includes disclosure with respect to redemption fees charged by intermediaries that “When cooperation from a financial intermediary is necessary to impose a redemption fee on its customers’ accounts, different or additional exemptions may be applied by the financial intermediary.” Please also explain how this is consistent with Rule 22C-2(a)(1)(i).

The Trust responds by noting the removal of the redemption fee and related disclosures.

33.
On page 50, under “Distributions” please add language that distributions can be returns of capital for tax purposes, and to describe the tax consequences of that kind of distribution.  Please also add disclosure that a reduction in the cost basis means that the shareholder could pay more when it sells because it is a lower basis.

The Trust responds by including additional disclosure regarding the reduction in cost basis and by revising the first paragraph under “Distributions” on page 50 of the Prospectus:

“~~The Miller/Howard Income‑Equity Fund intends to make regular distributions to shareholders.  The Miller/Howard Income-Equity Fund intends to make monthly distributions to shareholders.~~ The Miller/Howard Infrastructure Fund intends to make quarterly distributions to shareholders.   The Miller/Howard Drill Bit to Burner Tip® Fund intends to make annual distributions to shareholders.  Various factors will affect the levels of cash each Fund receives from its investments, as well as the amounts of income and return of capital (in the case of the Funds’ respective investments in MLPs) represented by such cash.  In the case of the Income‑Equity Fund and Infrastructure Fund, ~~to permit the Fund to maintain more stable monthly distributions, it~~ they may distribute less or more than the entire amount of cash ~~it~~ they receive from their investments in a particular period. ~~In the case of the Infrastructure Fund, to permit the Fund to maintain more stable quarterly distributions, it may distribute less or more than the entire amount of cash it receives from its investments in a particular period.~~  Certain distributions may be considered returns of capital for tax purposes. Such dividends are not subject to U.S. federal income tax.  A return of capital is in effect a return of a portion of an investor’s original investment in the Fund, however, in the case of the Income-Equity Fund and the Infrastructure Fund, such distributions are typically supported by cash distributions received by the Funds from their MLP investments or other return of capital distributions received.  A return of capital distribution by the Funds would result in a decrease in the cost basis of a shareholder’s investment.  Any undistributed cash would be available to supplement future distributions and until distributed would add to the Income‑Equity Fund and the Infrastructure Fund’s NAV.  Correspondingly, once distributed, such amounts will be deducted from the Income‑Equity Fund and the Infrastructure Fund’s NAV.

Statement of Additional Information (“SAI”) Comments

34.	Regarding disclosure that the Infrastructure Fund’s Adviser Share Class is not available for purchase, please add such disclosure to the Prospectus.

February 27, 2018

The Trust responds by adding disclosure to the cover page of the Prospectus indicating that the Adviser Share Class for the Infrastructure Fund is not available for purchase.

35.
With respect to fundamental investment restriction number 8 on page 2 of the SAI, please add disclosure that the Funds will consider the holdings of underlying funds in which they invest when applying their own concentration policies.

The Trust responds by adding the following footnote to fundamental investment restriction number 8:

“The Funds will count the holdings of underlying funds in which they invest when determining industry concentration”.

36.	Page 41 of the SAI includes disclosure that James E. Hillman serves as the lead Trustee. Please clarify whether Mr. Hillman serves as the lead independent trustee.

The Trust responds by revising the disclosure as follows:

“James E. Hillman serves as the Lead Independent Trustee.”

37.
There is disclosure accompanying the portfolio manager ownership table on page 50 of the SAI that “No information is provided for the Infrastructure Fund because it had not commenced operations prior to the date of this SAI.” Please revise to disclose that the portfolio managers owned zero shares of the Infrastructure Fund.

The Trust responds by revising the ownership table as follows:

Ownership of Securities.  As of October 31, 2017, the portfolio managers beneficially owned the following securities of the Funds:
Dollar Range of Equity Securities owned in the Funds (None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001 - $500,000, $500,001 - $1,000,000, Over $1,000,000)
Portfolio Manager	Income-Equity Fund	Drill Bit to Burner Tip® Fund	Infrastructure Fund(1)
Lowell G. Miller	None	Over $1,000,000	None
John R. Cusick	None	None	None
John E. Leslie III	None	$100,001 - $500,000	None
Michael Roomberg	None	$100,000 - $500,000	None
Bryan J. Spratt	$50,000 - $100,000	$100,001 - $500,000	None
Gregory L. Powell	Over $1,000,000	None	None
(1)	As of the effective date of this SAI.

38.
The second paragraph under “Disclosure of Portfolio Holdings”  on page 62 of the SAI includes disclosure that “In other cases, the Funds may disclose all or a portion of the portfolio holdings information that has not been included in a filing with the SEC or posted on the Funds’ website (i.e., non‑public portfolio holdings information) only if there is a legitimate business purpose for doing so and if the recipient is required, either by explicit agreement or by virtue of the recipient’s duties to the Funds as an agent or service provider, to maintain the confidentiality of the information and to not use the information in an improper manner (e.g., personal trading).”  Please indicate identify parties that may be receive portfolio holdings by name, as required by Item 16(f)(2) of Form N-1A.

February 27, 2018

The Trust respectfully declines to modify its portfolio holdings disclosure as it believes the existing disclosure complies with Item 16(f)(2). Item 16(f)(2) requires disclosure of any ongoing arrangements to make available information about portfolio holdings available. The ongoing arrangements and the recipients of the portfolio holdings are identified in the second sentence of the second paragraph under “Disclosure of Portfolio Holdings.” The sentence referenced in the Staff’s comment articulates the requirements and conditions for disclosing the Funds’ portfolio holdings on an other than ongoing basis.

Should you have any questions or concerns, please do not hesitate to contact me at 212-848-7182.

Very truly yours,

/s/ Thomas M.  Majewski

 Thomas M. Majewski